Earl T. Shannon
President
Salty’s Warehouse, Inc.
1850 Southeast 17th Street, Suite 300
Fort Lauderdale, FL 33316

August 7, 2006

Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Salty’s Warehouse, Inc.
Registration Statement on Form SB-2, filed July 31, 2006
Registration No. 333-130707

Dear Ms. Wolff:

This letter and Amendment No.5 to the above captioned registration statement, filed simultaneously, serve as a response to your letter dated August 4, 2006. Responses are keyed to the comments in your letter and provide requested additional information accordingly.

Legal Opinion

1.                                       The Company’s counsel has revised its Legal Opinion pursuant to your comment, opining on the corporate laws of the jurisdiction of Florida, the jurisdiction of the Salty’s Warehouse, Inc., and removing the qualification that members of its firm who have performed legal services for the Company are licensed only to practice in the State of California.

Sincerely,

/s/ Earl T. Shannon
Earl T. Shannon
President
Salty’s Warehouse, Inc.

cc:  Ruba Qashu, Esq.